UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Rockwell Medical, Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

774374102

(CUSIP Number)

Robert L. Chioini

30142 Wixom Road

Wixom, Michigan 48393

(248) 960-9009

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 774374102		13D

1.	Name of Reporting Person: Robert L. Chioini

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 4,013,333

	8.	Shared Voting Power: None

	9.	Sole Dispositive Power: 4,013,333

	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,013,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 774374102	13D

This Amendment No. 9 amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 14, 2003 with respect to the common stock, no par value (the “Common Shares”), of Rockwell Medical, Inc. (“Rockwell”), as amended (the “Schedule 13D”).  The Schedule 13D is further amended as set forth below.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following information:

(a) As of the date hereof, the Reporting Person beneficially owned 4,013,333 Common Shares (including 2,185,000 Common Shares issuable upon exercise of stock options held by the Reporting Person that are exercisable currently or within 60 days), constituting approximately 8.8% of the Common Shares outstanding, based on 43,483,741 Common Shares outstanding as of October 13, 2014.

The Reporting Person holds the following options to purchase Common Shares as of the date hereof:

Grant Date	# of Shares	Exercise Price	# Vested Currently or Within 60 Days	Vesting Schedule*	Expiration Date

12/22/04	335,000	$2.79	335,000	Fully Vested	12/22/2014
12/15/05	375,000	$4.55	375,000	Fully Vested	12/15/2015
12/17/07	250,000	$6.50	250,000	Fully Vested	12/17/2017
4/3/08	75,000	$6.50	75,000	Fully Vested	4/3/2018
11/19/08	175,000	$3.09	175,000	Fully Vested	11/19/2018
6/18/09	225,000	$6.74	225,000	Fully Vested	6/18/2019
1/15/10	150,000	$7.13	150,000	Fully Vested	1/15/2020
8/13/10	100,000	$5.8618	100,000	Fully Vested	8/13/2020
1/11/11	250,000	$8.47	250,000	Fully Vested	1/11/2021
1/05/12	225,000	$10.04	150,000	One-third per year starting 1/05/13	1/05/2022
6/04/12	25,000	$8.73	16,667	One-third per year starting 6/04/13	6/04/2022
1/31/13	250,000	$6.12	83,333	One-third per year starting 1/31/14	1/31/2023
1/13/14	250,000	$10.10	0	One-third per year starting 1/13/15	1/13/2024
10/1/14	250,000	$8.88	0	One-third per year starting 10/1/15	10/1/2024
10/1/14	250,000	$8.88	0	One-third per year starting 10/1/15	10/1/2024

*Option vesting accelerates upon death, disability or a change in control of Rockwell.

The Reporting Person currently holds 300,000 Common Shares that are part of unvested restricted stock grants that will vest as follows:

Grant Date	# of Shares	Vesting Date*
1/13/2014	100,000	3/1/15
10/1/2014	200,000	5/1/15

*Vesting accelerates upon death, disability or a change in control of Rockwell.

CUSIP No. 774374102	13D

(c) Other than the option and restricted stock grants described above, the Reporting Person has had the following transactions in the Common Shares since the filing of Amendment No. 8 to the Schedule 13D:

Date	# of Shares	Price	Transaction

9/12/2013	25,000	$3.06	Exercise stock option
1/6/2014	105,000	$4.05	Exercise stock option

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The material terms of the options and restricted stock grants are set forth in Item 5 above.  A total of 1,423,333 of the shares beneficially owned by the Reporting Person are held in a margin account with Morgan Stanley subject to a standard margin loan arrangement entered into on October 9, 2013

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following information:

99.12                 Form of Restricted Stock Award Agreement June 2013 (executive version), filed as an exhibit to Rockwell’s Quarterly Report on Form 10-Q for the period ended March 31, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2014	/s/ Robert L. Chioini
Robert L. Chioini